Exhibit 11.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We consent to the use in the Regulation A Offering Circular, which constitutes a part of this Offering Statement on Form 1-A of Carolina Complete Health Network, Inc. (formerly known as Formation Subsidiary, Inc.) (the “Company”), of our report dated March 10, 2017, except for note 8, as to which the date is March 6, 2018, with respect to the financial statements of the Company as of December 31, 2016 and for the period from May 19, 2016 through December 31, 2016, filed with the Securities and Exchange Commission.

We also consent to the reference to us under the heading “Experts” in the Regulation A Offering Circular, which constitutes a part of this Offering Statement on Form 1-A.

/s/ CHERRY BEKAERT LLP

Raleigh, North Carolina

March 6, 2018